Exhibit 21.1

Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation

The E-Factor Corporation	Delaware
MCC International Limited	United Kingdom
RocketHub Inc.	New York
ELEQT Ltd	United Kingdom
HT Skills Ltd	United Kingdom
GroupCard BV	The Netherlands
Member Digital Ltd	United Kingdom
SubHub LLC	Florida
Robson Dowry Associates Ltd.,	United Kingdom